UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE
SECURITIES ACT OF 1933

For the year ended December 31, 2023

Parallel Flight Technologies, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11247

Delaware	83-2143900
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
450 McQuaide Drive La Selva Beach, CA. 95076	831-278-2036
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II.

In this report, the term "Parallel Flight Technologies”, “Parallel Flight”, “PFT”, “the company”, or “us”, “our”, or “we”, or similar terms refers to  Parallel Flight Technologies, Inc., a Delaware corporation.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” , “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section titled “Risk Factors” within the Company’s Offering Circular filed with the Securities and Exchange Commission (“SEC”) on September 14, 2020, as modified by any Supplements and Amendments thereto (collectively, the “Offering Circular”).

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Annual Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) the Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled “Risk Factors”.  The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Annual Report and the Offering Circular.

Introduction

Company Origins. Parallel Flight Technologies, Inc. is a technology startup headquartered in La Selva Beach, California (near Santa Cruz, California) that manufactures and markets unmanned aerial vehicles (“UAS” or “drones”) for commercial use. The Company’s aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing UASs for wildland firefighters to drastically improve firefighter safety and effectiveness. PFT was founded in 2018 in response to terrible wildfires that devastated California in 2017 and 2018. PFT’s founders are Joshua Resnick, David Adams (Director of Operations) and Robert Hulter (Director of Software + Controls).

Core Technology. PFT is founded on a patented Parallel Hybrid Electric Multirotor (PHEM) propulsion architecture which we believe will enable its drones to carry heavier payloads significantly farther than the current state of the art. Our core technology can also be scaled and applied via hybridization to compatible competitor aircraft to increase flight duration exponentially, an industry advantage of PFT. Furthermore, our propulsion architecture can be adapted to work with numerous fuel types, and comes with inherent safety redundancies that conventional hybrid and electric architectures cannot replicate. PFT aims to leverage its core technology to revolutionize vertical lift in the UAS industry worldwide over the next five years. Ultimately, we believe the value of our propulsion technology and high quality UAS platforms will be recognized and regarded as one of the leading hybrid electric propulsion architectures for next generation rotorcraft and  UAS platforms.

Mission. PFT's mission is to develop next generation UASs with expanded capabilities to save lives, property, and the environment. We are working closely with federal, state, and local fire agencies to build autonomous systems for firefighting. Providing wildland firefighters with an advanced aerial ignition and tactical resupply platform to allow for safer and more effective operations is just one of our target market objectives. We believe that the market for this technology includes industrial logistics applications such as renewable energy, environmental protection, mining, and energy projects. Other large markets include agriculture,  medical logistics, remote logistics and tactical military applications such as troop resupply.

Development Path. Parallel Flight has built a world class team to take our product from early prototypes, to prove out and de-risk the technology. We are currently integrating custom payloads and developing missions with potential customers as we prepare to bring out products and services to market.

Our systems began with smaller prototypes that were used for drivetrain development and iteration. These included small engines and electric motors to prove parallel hybrid concept viability. As our systems were iterated on, the size and power of each set of components were also increased which simultaneously increased the usability of the system and proved that the solutions are scalable.

Since inception, we have achieved 5 aircraft iterations, introduced a new drivetrain control technology and proved the viability of our parallel hybrid architecture. We have created a platform that is scalable to larger configurations, and is more maintainable in the field than comparable platforms. Our architecture is poised to disrupt the heavy lift drone market that is calling for longer flight times and larger payloads. As missions are expanded and developed for heavy lift systems, Parallel Flight is poised to address an underserved market with this unique technology.

Beta Parallel Hybrid Aircraft Milestones

In addition to our core Parallel Hybrid technology, we have developed new technology to improve safety for large unmanned systems, including a novel system which enables aircraft to continue flying in the case of engine failures. The first phase of this development was funded by a NASA SBIR Phase 1 grant. We have successfully demonstrated the system on a test-stand, in fulfillment of the grant deliverables and have also been awarded a patent covering key aspects of this technology.

Under an NSF SBIR Phase 1 grant, a robust control strategy for the UAS was identified, the ability to maintain stability control under different failure conditions was confirmed, and successful strategies to quantify and address the effects of Center of Gravity / Mass Moment of Inertia variation were developed. The simulation technology and control methods developed under this Phase 1 project lay the groundwork for dynamic tuning techniques and Phase 2 prototyping methods needed to successfully commercialize a parallel hybrid multirotor UAS.

Under a USDA SBIR Phase 1 grant, PFT demonstrated the feasibility of integrating our heavy-lift, parallel hybrid UAS with a scaled-up Plastic Sphere Dispenser (PSD) technology to expand existing operational capabilities for UAS based aerial ignition. PFT also successfully demonstrated a working integration of the PSD with our all-electric UAS platform that met all the target objectives of the project. The research indicates that our scaled-up aerial ignition solution will enable the prescribed burning of more acres, increased safety for personnel, and expanded capabilities for backburning operations on active wildfires.  During this past year we also completed the Phase II part of this grant, integrating the PSD technology with our hybrid aircraft and performing subsequent test flights.

Our technology has major differentiators from competitive technologies. Heavy lift electric drones are limited to very short flight times of approximately 15 minutes or less. Serial hybrid systems which include a gas-powered generator, can have hours of flight time, but suffer from poor efficiency and poor payload capability. Our unique solution delivers higher theoretical efficiency, long flight times, and heavy payload capability. We have completed the design and testing of this beta aircraft.

Along with de-risking our parallel-hybrid beta system, we have successfully demonstrated other capabilities that are key to drone logistics operations. These include: fully autonomous flights, remotely triggered payload drop actuation, a payload platform that is easy for operators to interact with and design for, a fully integrated IP mesh network that allows for electro-optical/infra-red (EO/IR) live feeds, and a platform that is scalable and ready for future propulsion development.

Left: Beta Parallel Hybrid, Right: Firefly Product Sample 1

Left: Beta Parallel Hybrid in Flight, Right: Product Sample 1 in flight

Left: Product Sample 2 in flight

Next Generation Drivetrain Development. Along with the flight learnings that were developed during the Beta program, PFT’s team has developed a next generation drivetrain technology for the aircraft. This new iteration of the drivetrain has improved reliability, will incorporate an integrated clutch, and simplifies maintenance and manufacturability of the drivetrain. This drivetrain is currently being tested at PFT headquarters and the latest configuration has over 715 hours of runtime at year end.

Firefly Product Samples 1 & 2. Learnings from the Beta program were used to develop a new airframe, Product Sample 1 (PS1), that incorporates improved hardware designs aimed at reliability and ease of manufacturing. Notable changes in this new architecture include a new fuel system, parachute, and an instrumentation nose cone. Based on learnings from PS1, another iteration, Product Sample 2, was designed and built, with slight changes including a monocoque carbon airframe, new landing gear design, and seals to protect from water ingress. Product Sample 2 is currently undergoing flight testing.

Partnerships. In tandem with key government partners, Parallel Flight is actively engaging with strategic Industry partners to address various needs spanning across multiple markets.

●Parallel Flight has been working with industry partners to develop and integrate a large-scale UAS based aerial ignition solution for prescribed burning and fire suppression operations.

●Parallel Flight has obtained a commitment of support from key government and private sector participants to collaboratively develop advanced simulation capabilities crucial to Parallel Flight’s future development and training objectives in line with federal interagency fire standards and protocols.

●Parallel Flight is actively engaged in discussions with leading agencies and service providers to explore long-term technology development and evaluation partnership opportunities in the fire mitigation, fire defense, conservation, precision agriculture, public safety, and energy sectors.

Accomplishments

Parallel Flight has reached multiple milestones:

●We have increased customer traction with over 40 letters of intent and 40 Beta inquiries.

●Successfully identified simulation and control methods for our Parallel Hybrid Electric Multirotor (PHEM) UAS under an NSF Phase 1 grant and laid the foundation for our advanced simulation training project.

●Funded by USDA SBIR Phase 2 award to integrate our Firefly UAS platform with Drone Amplified’s scaled-up IGNIS aerial ignition system to create a next-gen controlled burn solution for federal agencies.

●Entered into an agreement with Lift Aircraft for the hybridization of its manned HEXA platform.

●Selected as the drone of choice for Project Vesta: a rapid wildfire detection and response pilot project led by the Naval Postgraduate School, focused on integration of numerous innovative fire technology partners.

●PFT entered into a Cooperative Research and Development Agreement (CRADA) with the US Special Operations Command (USSOCOM) to investigate the use of Parallel Hybrid drone technology for military applications

●Appointed aviation leader, Cathy Press, to head its operations in Canada.

●Signed an interagency cooperative agreement with USDA Wildlife Services to retrofit a Firefly unmanned aerial vehicle(UAV) with a bait spreader for an invasive species eradication project on a remote Pacific island.

Government Regulation

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the “FAA”) issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a “COA”) from the FAA, to fly in restricted airspace. The FAA’s COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small UAS complies with appropriate cloud and terrain clearances and that the operator or spotter of the small UAS is generally within one half-mile laterally and 400 feet vertically of the small UAS while in operation. Furthermore, the FAA’s clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.  On February 14, 2012, the FAA Modernization and Reform Act of 2012 (the “Modernization and Reform Act”) was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the Modernization and Reform Act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. The Small Unmanned Aircraft System Rule (14 CFR part 107) is only applicable to unmanned aircraft that weigh less than 55 pounds at takeoff. Consequently, pursuant to federal law, we will need FAA exemptions for certain commercial uses of our UAS. There are several different pathways to fly an unmanned aircraft that weighs 55 pounds or more including type certificate, 49 U.S.C 44807 grant of exemption, special airworthiness certificate operations, and public aircraft operations. Because of the changing regulatory landscape and immaturity of regulations for UAS over 55 pounds, we cannot make assurances that UAS regulation will not impede our ability to sell our drones.

Intellectual Property

Parallel Flight is developing an IP strategy around its core patented PHEM technology, its hybrid power module, which was granted in 2022 (US 11,148,820). A favorable patent cooperation treaty (“PCT”) opinion was issued for US 11,148,820 on May 12, 2022. Additionally a continuation patent to 11,148,820 was granted on January 2, 2024 as US 11,858,632. This patent is also being filed in India and the EU.  An additional continuation patent, US 0194584-A1 has been allowed. A US patent and PCT were filed covering the latest hybrid power module developments during 2022.

Competitors and Industry

We compete with larger, more established companies who currently have UASs on the market and/or various product development programs, including, but not limited to, Yamaha, Griff Aviation, Boeing, Aerones, Watts Innovation, Harris Aerial, Forvola, Bell, Shiebel, and LaFlamme.  The systems available on the market are helicopters, multi-rotors, or Vertical Takeoff and Landing (VTOL) aircraft with all-electric, combustion or serial hybrid powertrains.

We believe that the parallel hybrid technology we are developing has advantages over  these types in terms of duration, and/or redundancy.

One advantage of the parallel hybrid solution over conventional helicopters is the potential for true redundancy and failsafe mechanisms. The ability to fly through an engine failure and safely land the aircraft, without performing a complex autorotation will likely be a major selling point. Another advantage is ease of maintenance and maintenance cost. Our system is modular and hybrid power modules can easily be swapped out in the field, which will minimize downtime. Modules can be sent individually to a remanufacturing center, which will lower maintenance costs, as opposed to having highly skilled, high-cost technicians in the field.

Employees

We currently have 9 full-time and 1 part-time employees. In addition to these employees, PFT uses the services of consultants and subject matter experts ( SMEs) from time to time as needed.

Property

Parallel Flight’s main facility is located at 450 McQuaide Drive, La Selva Beach, CA. PFT is renting space from Airspace Integration, which is a drone and aviation business hub. The facility includes shop space, office space, a large, outdoor drone test range, as well as a runway and access to class G airspace.

Shop space (left), and runway at Airspace Integration (right)

Outdoor drone test area

Machine Shop: In addition to the main shop and office location, Parallel Flight also has access to additional lab space and a machine shop. The company has a 3 axis 4’ x 4’ Laguna Swift CNC router, two Prusa i3mk3s 3D printers and other part fabrication equipment and an electronics test lab.  In addition to these physical assets, PFT has access to several important software assets including SolidWorks 2019 premium with FEA licenses, PDM for CAD version control, Matlab, Veronte Pipe for flight controller design, Xplane for HIL simulation, Altium schematic and PCB design software and STM32 toolchain for embedded development.

Mega Cell: Parallel Flight Technologies has built a large test container that will allow testing eight power modules simultaneously. The architecture is set up to allow two separate quadcopters worth of modules to be tested at once, or to be linked together in an octocopter fashion. The Mega Cell is outfitted with drone level equipment to test all aspects of the product (fuel lines, connectors, engines, etc), as well as dedicated monitoring systems, and monitoring software for each power module.

Parallel Flight has obtained a COA from the FAA via our partnership with Alaska Center for UAS Integration (ACUASI) to operate our over 55 pounds UAS in the airspace around our facility in La Selva Beach, CA.

Legal Proceedings

We are currently not a party to or involved in any litigation, and our management is not aware of any pending or threatened legal actions.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for years ended December 31, 2023 (the “2023 Annual Period”), 2022 (the “2022 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this Annual Report.

Overview

We were formed as a Delaware corporation on September 10, 2018.  Our headquarters is located in La Selva Beach, California.  We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2023 Annual Period, our revenue was $688,424, compared to $292,599, for the 2022 Annual Period.  Our revenue during both the 2022 Annual Period and the 2023 Annual Period is attributable solely to government grants.

Operating Expenses

Throughout the 2023 Annual Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development.  For the 2023 Annual Period, our operating expenses were $2,458,414, including $795,313 for general and administrative, $202,833 for sales and marketing, and $1,460,268 for research and development.  For the 2022 Annual Period, our operating expenses were $2,997,197 including $705,116 for general and administrative, $468,494 for sales and marketing, and $1,823,587 for research and development. Our operating expenses were higher during the 2022 Annual Period, primarily because of our increased research and development efforts.

Operating Loss

Our operating loss for the 2023 Annual Period, was $1,769,990 compared to $2,704,598 for the 2022 Annual Period.

Net Loss

Our net loss for the 2023 Annual Period was $1,390,007 compared to $2,704,598 for the 2022 Annual Period.

Liquidity and Capital Resources

As of December 31, 2023, we had $561,577 in cash, compared to $1,056,902 as of December 31, 2022.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation A+ offering, funds received from our recent Regulation Crowdfunding campaign, the receipt of federal grant awards and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of December 31, 2023, we had $123,764 in outstanding Simple Agreements for Future Equity (“SAFEs”), which were classified as long-term liabilities on our balance sheet. Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80-85% of the preferred round price. As of December 31, 2023 and 2022, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

Plan of Operations

The table below outlines our significant work streams for the next 12 months, which we anticipate will require approximately $3,095,000 in addition to our current cash on hand, to complete. We expect to ship initial revenue systems in December 2024.

Workstream	Estimated Cost

Expanded module and flight testing of aircraft product samples	$2,242,000

Net expenses from operations	$58,000

Service organization and business development	$795,000
Total:	$3,095,000

Completion of the work streams outlined above is dependent on our ability to raise needed funding. If we do not raise a sufficient amount of funds, we may not incur all the costs or complete all the milestones outlined above.

Market Outlook and Trends

We are not aware of any trends, uncertainties, demands, commitments, or events that will materially affect our operations or our liquidity or capital resources.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office

Craig Stevens	Chief Executive Officer and Director	63	September 2023 – Present

David Adams	Treasurer, Director and Lead Hardware Engineer	40	September 2018 – Present

Robert Hulter	Secretary, Director, and Lead Software Engineer	39	September 2018 – Present

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Craig Stevens, has served as our Chief Executive Officer and a Director since September 2023, and oversees our operations.  Mr. Stevens has spent most of his career in robotics and product development working for established companies in the semiconductor capital equipment market as well as for startups in the flat panel, 3D printing and solar cell manufacturing areas. He has varied engineering and customer management experience most notably as Vice President of Product Development for Novellus Systems, a former Fortune 500 company. Mr. Stevens received a MS in Mechanical Engineering from Stanford University and a BS in Mechanical Engineering from California Polytechnic State University, San Luis Obispo ..

David Adams, has served as our Treasurer, a Director, and our lead hardware engineer since our inception in September 2018, and oversees hardware development.  Between November 2017 and August 2019, he served as a Senior Systems Engineer at Verb Surgical, Inc., where he coordinated between multiple technical teams including robot software developers, hardware designers, and firmware engineers.  Between May 2012 and November 2017, Mr. Adams served as a product engineer for LAM Research.  Mr. Adams began his career as an engineer qualified Naval officer, aboard nuclear submarines. He also supported Naval research into drone swarms. After leaving the Navy, Mr. Adams focused his career on robotic systems integration and design. Mr. Adams received an MS in Electrical Engineering from San Jose State University and a BS in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Robert Hulter, has served as our Secretary, a Director and lead software engineer since our inception in September 2018, where he oversees the development of our software.  Between January 2010 and September 2020, he served as an Electrical Engineer for OLT Solar, where he was responsible for designing solar robotics cells.  Mr. Hulter received a BSEE in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2023:

Name(1)	Capacities in which compensation received	Cash Compensation(2)	Other Compensation	Total Compensation
Craig Stevens	Chief Executive Officer and Director	$200,000	$0	$200,000
David Adams	Treasurer, Director and Lead Hardware Engineer	$132,000	$0	$132,000
Robert Hulter	Secretary, Director and Lead Software Engineer	$180,400	$0	$180,400

(1)The business address of each director and executive officer is 450 McQuaide, La Selva Beach, California 95076.

(2) Cash compensation does not include any health or other benefits extended to all employees.

All of the members of our board of directors are also executive officers of the company. None of our executive officers received compensation with respect to their service as directors.

We do not have employment agreements with any of our executive officers or directors.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Class A Shares, our only voting securities, as of March 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of our outstanding Class A Shares, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Joshua Resnick	2,000,000 shares	-	24.66%
Class A Common Stock	David Adams	1,500,000 shares	-	18.49%
Class A Common Stock	Robert Hulter	1,500,000 shares	-	18.49%
Class A Common Stock	All directors and officers as a group (3 persons)	5,000,000 shares	-	61.64%

(1)The business address of each of the above named individuals is 450 McQuaide, La Selva Beach, California 95076.

ITEM 5.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6.  OTHER INFORMATION

None.

ITEM 7.  FINANCIAL STATEMENTS

Parallel Flight Technologies, Inc.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Parallel Flight Technologies, Inc.

Opinion

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (a Delaware corporation, the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred net losses and cash used in operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●Exercise professional judgment and maintain professional skepticism throughout the audit.

●Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

April 29, 2024

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets
Current Assets:
Cash	$561,577	$1,056,902
Prepaid expenses	1,745	4,420
Total current assets	563,322	1,061,322

Property and equipment, net	70,738	98,090
Total assets	$634,060	$1,159,412

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Accounts payable	$87,027	$81,612
Accrued liabilities	324,154	274,448
Deferred revenue	147,583	113,502
Total current liabilities	558,764	469,562

Long-Term Liabilities
Simple agreements for future equity (SAFEs) - Note 7	123,764	123,764
Total liabilities	682,528	593,326

Stockholders' Equity (Deficit)
Class A common stock, $0.00001 par value-8,000,000 authorized; 6,016,543 issued and outstanding, respectively	60	60
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,648,639 and 1,519,627 issued and outstanding, respectively	16	15
Stock subscription receivable	(21,052)	(17,062)
Additional paid-in capital	8,533,290	7,753,848
Accumulated deficit	(8,560,782)	(7,170,775)
Total stockholders' equity (deficit)	(48,468)	566,086

Total liabilities and stockholders' equity (deficit)	$634,060	$1,159,412

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022

Grant revenue	$688,424	$292,599

Operating expenses:
General and administrative	795,313	705,116
Sales and marketing	202,833	468,494
Research and development	1,460,268	1,823,587
Total operating expenses	2,458,414	2,997,197

Operating loss	(1,769,990)	(2,704,598)

Other Income	379,983	-

Loss before provision for income taxes	1,390,007	(2,704,598)

Provision for income taxes	-	-

Net Loss	$(1,390,007)	$(2,704,598)

Weighted average loss per share of Class A and B common stock - basic and diluted	$(0.18)	$(0.36)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	7,626,478	7,510,954

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Class A - Common Stock		Class B - Common Stock		Stock Subscription	Additional Paid-In	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	(Deficit)

BALANCE AT DECEMBER 31, 2021	6,008,424	$60	1,453,795	$14	$(55,173)	$6,724,946	$(4,466,177)	$2,203,670

Issuance of common stock for cash - Reg CF	8,119	-	59,131	1	(17,062)	1,091,092	-	1,074,031
Issuance of common stock for cash - Reg A	-	-	5,629	-	55,173	14,053	-	69,226
Issuance of common stock for offering costs	-	-	1,072	-	-	-	-	-
Offering costs	-	-	-	-	-	(174,743)	-	(174,743)
Stock-based compensation	-	-	-	-	-	98,500	-	98,500
NET LOSS	-	-	-	-	-	-	(2,704,598)	(2,704,598)
BALANCE AT DECEMBER 31, 2022	6,016,543	$60	1,519,627	$15	$(17,062)	$7,753,848	$(7,170,775)	$566,086

Issuance of common stock for cash - Reg CF	-	-	129,012	1	(3,990)	732,384	-	728,395
Offering costs	-	-	-	-	-	(57,673)	-	(57,673)
Stock-based compensation			-	-	-	104,731	-	104,731
NET LOSS	-	-	-	-	-	-	(1,390,007)	(1,390,007)

BALANCE AT DECEMBER 31, 2023	6,016,543	$60	1,648,639	$16	$(21,052)	$8,533,290	$(8,560,782)	$(48,468)

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,390,007)	$(2,704,598)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	27,352	26,875
Stock-based compensation	104,731	98,500
Changes in operating assets and liabilities:
Prepaid expenses	2,675	26,875
Accounts payable	5,415	17,196
Accrued liabilities	49,706	135,848
Deferred revenue	34,081	113,502
Net cash used in operating activities	(1,166,047)	(2,285,802)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from SAFE agreements	-	112,000
Common stock issued for cash, net of offering costs	670,722	968,514
Net cash provided by financing activities	670,722	1,080,514

NET CHANGE IN CASH	(495,325)	(1,205,288)

CASH AT BEGINNING OF YEAR	1,056,902	2,262,190

CASH AT END OF YEAR	$561,577	$1,056,902

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Subscription receivable	$21,052	$17,062

NOTE 1 – Nature of Operations

Parallel Flight Technologies, Inc. (the “Company”) was founded on September 10, 2018 (“Inception”) in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s headquarters is located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on the Company’s proprietary heavy-lift technology. The Company’s aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company’s technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three level of inputs that may be used to measure fair value:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Other inputs that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The Company has Simple Agreements for Future Equity (“SAFEs") which are considered level 3 liabilities. See Notes 5 and 6.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the United States of America and worldwide, along with local, state, and federal government policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash.

Property and Equipment

Property and equipment is stated at cost.  Depreciation and amortization are computed by using the straight-line method based on the estimated useful lives of the assets, which range from three to seven years.  At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-Lived Assets

The Company reviews its long-lived assets in accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (ASC) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such a group is tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on the market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.  There was no impairment during the years ended December 31, 2023 and 2022.

Simple Agreements for Future Equity (SAFEs)

The Company accounts for its SAFEs as derivative liabilities under the FASB’s ASC section 815-10 and ASC section 815-40. No changes in the fair value of the SAFEs occurred during the years ended December 31, 2023 and 2022. See Notes 5 and 6.

Revenue Recognition

In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the services as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expenses or met the required milestones depending on the grant terms. Grant revenue was $688,424 and $292,599 for the years ended December 31, 2023 and 2022, respectively. In relation to grant revenue, as of December 31, 2023 and 2022, the Company deferred $147,583 and $113,502, respectively, related to receipt of funds in advance of completing performance obligations under the agreement. While grant revenue comes from limited sources, management does not believe the loss of such revenues would have a material effect on the Company’s operations.

Employee Retention Credits

The Employee Retention Credit (ERC) was enacted in March 2020 by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and expanded by the Consolidated Appropriations Act. The ERC is a refundable tax credit against certain employment taxes equal to 70% of the qualified wages an eligible employer paid to employees between March 2020 and December 31, 2021. The Company recorded and received $363,525 of refundable ERC claimed under the provisions of the CARES Act for the year ended December 31, 2023, which is included in other income.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist of primarily developing heavy-lift technology across the aerospace, military, and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $1,460,268 and $1,823,587 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company’s net deferred tax asset at December 31, 2023 and 2022, was approximately $1,987,000 and $1,801,000, respectively, which primarily consists of net operating loss carry forwards. As of December 31, 2023 and 2022, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2023 and 2022, the Company recorded an increase to valuation allowance for approximately $186,000 and $468,000, respectively.

At December 31, 2023 and 2022, the Company had federal and state net operating loss carry forwards of approximately $4,752,900 and $4,714,000, respectively. The CARES Act amended rules related to the Company’s federal net operating losses allowing for such net operating losses to be carried forward indefinitely. The California net operating losses expire on various dates through 2043.

At December 31, 2023 and 2022, the applicable federal and state rates used in calculating the deferred tax provision was 28%. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States of America (the “US”) and files tax returns in the US Federal jurisdiction and California state jurisdiction. The Company is subject to US Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company is not currently under examination by any tax authority.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the non-employee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

The Company computes net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of stock options under the Company’s Equity Incentive Plan (Note 9) and its convertible SAFEs (Note 6).  The number of shares for which SAFEs are convertible into is indeterminable.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federal insured limits.

New Accounting Standards

The FASB issues Accounting Standards Updates (“ASUs”) to amend the authoritative literature in ASC. There have been several ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses of $1,390,007 and $2,704,598 from operations for the years ended December 31, 2023 and 2022, respectively and has net cash used in operating activities of $1,155,262 and $2,285,802 for the years ended December 31, 2023 and 2022, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – Property and Equipment

The composition of property and equipment is as follows:

	December 31,
	2023	2022

Automotive equipment	$57,554	$57,554
Machinery and equipment	92,584	92,584
	150,138	150,138

Less accumulated depreciation	(79,401)	(52,048)

	$70,737	$98,090

Depreciation expense was $27,352 and $26,875 for the years ended December 31, 2023 and 2022, respectively.

NOTE 5 – Fair Value Measurements

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including but not limited to a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement include unobservable level 3 inputs.

There were no changes in fair value during the years ended December 31, 2023 and 2022, in level 3 liabilities measured at fair value on a recurring basis.  A rollfowards of SAFE liabilities is as follows:

	December 31,
	2023	2022

Balance at beginning of period	$123,764	$11,764
Issuances	-	112,000
Balance at end of period	$123,764	$123,764

NOTE 6 – Simple Agreements for Future Equity (SAFEs)

As of December 31, 2023, the Company had SAFEs totaling $123,764 outstanding, at fair value.

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80-85% of the preferred round price.

As of December 31, 2023 and 2022, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

NOTE 7 – Commitments and Contingencies

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

During 2022, the Company entered into a consulting agreement. Under the agreement, the consultant is to receive $175,000 per year for services rendered. The consultant will also receive fees if the Company receives Series A Funding of over $5,000,000. As of December 31, 2022, the range of fees payable would be $0 if no financing occurs or $100,000 if the Company successfully raises the required amounts. The Company has accrued approximately $251,000 and $164,000 related to the contingent fees for years ended December 31, 2023 and 2022, respectively. This contract was terminated on September 30th, 2023.

NOTE 8 – Stockholders’ Equity

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 shares of Class A Common Stock, with a par value of $0.00001, and 3,000,000 shares of Class B Common Stock with a par value of $0.00001. Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights.

During the years ended December 31, 2023 and 2022, the Company sold 126,815 shares and 59,131 shares Class B Common Stock, respectively, through a Regulation CF offering for gross proceeds of $732,370 and $1,091,093, respectively. Of these funds $21,052 and $17,062 represents a subscription receivable at December 31, 2023 and 2022, respectively.

During the years ended December 31, 2023 and 2022, the Company incurred offering fees of $57,763 and $174,743, respectively, in connection with the various offerings described above. In addition, during the years ended December 31, 2023 and 2022, the Company issued 2,197 shares and 1,072 shares of Class B Common Stock, respectively, to one of the funding intermediaries, which both increases and decreases additional paid-in-capital for no net effect.

During 2022, the Company granted 25,000 shares of Class B Common Stock to two individuals under restricted stock awards. The Company determined the fair value of these awards was $116,750 based on the fair value of the stock on the date of the grant. The awards vest over two to four years based on completion of service. During 2023 and 2022, the Company recognized $28,652 and $38,698, respectively, in general administrative expenses related to the vesting of these awards. Remaining compensation cost under these awards is approximately $82,000.

NOTE 9 – Stock-Based Compensation

The Company adopted its 2020 Equity Incentive Plan (the Plan) during 2020. The Plan enables the Board of Directors to utilize various forms of equity awards as defined by the Plan, including stock options and restricted stock purchase awards, as and when it deems appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the Plan.

During the years ended December 31, 2023 and 2022, the Company granted 43,540 and 9,283 stock options, respectively, under the Plan. Stock option activity under the Plan is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Shares	Per Share	Term (years)
Outstanding at December 31, 2021	392,254	$2.36	8.7
Granted	5,000	-	-
Forfeited	(40,131)	-	-
Outstanding at December 31, 2022	357,123	$2.06	7.5
Granted	43,540	-	-
Forfeited	(123,146)	-	-
Outstanding at December 31, 2023	277,517	$3.25	7.04

Exercisable at December 31, 2023	242,595	$2.75	6.90

Vested or expected to vest at December 31, 2023	277,517	$3.25	7.04

Stock-based compensation expense recognized for the year ended December 31, 2023 and 2022, was $55,335 and $59,833 respectively, and is included in general and administrative expense in the accompanying statements of operations. The estimation of fair value of all options granted by the Company in 2023 and 2022 is computed based on the Block-Scholes option pricing model with the following weighted-average assumptions:

Average risk-free rate	1.46- 4.13%
Expected volatility	37 - 50%
Expected life	6 years
Dividend yield	-

Future stock-based compensation expense is expected to be approximately $60,000 which will be recognized over a weighted average of 1.7 years.

The Company recognized stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options. The expected term of stock options are calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies common stock. The dividend yield assumption for options granted it based on the Company’s history and expectation of dividend payouts.

NOTE 10 – Subsequent Events

Management has evaluated subsequent events through April 29, 2024, the date the financial statements were available to be issued.  There have been no additional events or transactions during this time which would have a material effect on these financial statements.

ITEM 8.  EXHIBITS

2.1

Second Amended and Restated Certificate of Incorporation of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

2.2	Bylaws of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.1	Transfer Agent Agreement with StartEngine Secure (incorporated by reference to Exhibit 6.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.2

Quotation Agreement with StartEngine Primary, LLC (incorporated by reference to Exhibit 6.4 included within the Offering Statement Supplement on Form 253(g)(2) filed on November 12, 2020 – File No. 024-11247)

8.1	Escrow Services Agreement (incorporated by reference to Exhibit 8.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and
Chief Financial Officer
Date:	April 29, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Craig Stevens
Craig Stevens
Chief Executive Officer and Chief
Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer), and Director
Date: April 29, 2024

/s/ Robert Hulter
Robert Hulter
Director
Date: April 29, 2024

/s/ David Adams
David Adams
Director
Date: April 29, 2024